Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

DPCM Capital Inc. (NYSE: XPOA) and D-Wave Systems Inc. Highlight Unique Bonus Pool Structure for Up to 5 Million Shares to be Allocated Pro-Rata to Non-Redeeming DPCM Capital Stockholders

•	DPCM Capital stockholders have been offered an innovative bonus pool structure that incentivizes stockholders and reduces their cost basis per share by as much as 31%

•	The bonus pool is highlighted ahead of the July 29, 2022 redemption deadline to incentivize ongoing retention and long-term investment in D-Wave by DPCM Capital stockholders

DPCM Capital (NYSE: XPOA), a special purpose acquisition company, and D-Wave Systems Inc., a leader in quantum computing systems, software, and services, have highlighted an innovative bonus pool structure for DCPM Capital stockholders in advance of the deadline for redemption at 5:00 p.m. EDT on July 29, 2022. Upon closing of the proposed business combination between DPCM Capital and D-Wave, a new company, D-Wave Quantum Inc., will become the parent company of D-Wave Systems and DPCM, and is expected to trade on the NYSE under the ticker symbol ‘QBTS’ (https://ibn.fm/tKya9).

To incentivize ongoing retention and long-term investment, the bonus pool proposed by DPCM and D-Wave of up to 5 million shares of common stock of D-Wave Quantum Inc. will be allocated to non-redeeming public stockholders of DPCM Capital on a pro-rata basis. The incentivized structure effectively reduces investors’ cost basis per share by as much as 31%. A similar bonus pool of up to 1.8 million shares has been established for Private Investment in Public Equity (“PIPE”) investors to ensure the same effective cost for PIPE investors as for the public stockholders in DPCM Capital.

“We are living in an unprecedented time and facing an unpredictable market. Because of this volatility, and because of our heritage of complex problem solving (we commercialized the first quantum computer when no one thought it was possible), we thought we’d take a slightly different and more direct approach,” D-Wave CEO Alan Baratz said. “This bonus pool enables D-Wave to provide DPCM Capital’s stockholders with an innovative economic incentive that is designed to minimize redemptions and further facilitate long-term value creation.”

The special meeting of the stockholders will take place at 10:00 a.m. EDT on August 2, 2022, to approve, among other things, the business combination of DPCM and D-Wave. Those stockholders of record as of June 10, 2022, will be entitled to receive notice of, and to vote at, this special meeting.

As a leader in quantum computing systems, software, and services, D-Wave is well-known for its annealing system, which rapidly identifies minimums in problems that span many variables and options. Where traditional computers and computation systems fall short, D-Wave’s quantum annealing system can solve them. The company’s commercial products include:

•	Advantage(TM) – a fifth-generation quantum computer

•	Leap(TM) – a quantum cloud service

•	Launch(TM) – a quantum computing onboarding service

•	Ocean(TM) – a full suite of open-source programming tools

D-Wave recently finalized agreements with two top financial institutions to use quantum computing services: Mastercard (NYSE: MA) and CaixaBank. Through these strategic collaborations, D-Wave expects to deliver more value and enhance the overall customer experience for financial institutions.

Through its full-stack, cross-platform approach, alongside its go-to-market strategy, technical capabilities and product vision, D-Wave is positioned to capture a significant portion of the quantum total addressable market. Boston Consulting Group notes that the quantum computing total addressable market “TAM” could reach up to $5 billion in the near term and between $450 and $850 billion by 2040, with combinatorial optimization problems, which are best suited for annealing systems, representing approximately 24% to 26% of the TAM, which translates to $500 million to $1.2 billion in the near term, potentially growing to $112 billion to $212 billion longer term. The 20% of this TAM that is expected to be available to quantum hardware, software and service providers such as D-Wave is $100 million to $250 million in the near term, potentially growing to $22 billion to $42 billion longer term.

For more information, visit D-Wave Systems website at www.DWaveSys.com.

Important Information About the Business Combination between D-Wave and DPCM Capital and Where to Find It:

A full description of the terms of the Business Combination between D-Wave and DPCM Capital is provided in the Registration Statement, to be issued in connection with the Business Combination and the Proxy Statement with respect to the stockholder meeting of DPCM Capital to vote on the Business Combination. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the Proxy Statement, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the Business Combination. DPCM Capital commenced mailing the Proxy Statement to its stockholders on or about July 13, 2022 in connection with the Business Combination. Stockholders also may obtain a copy of the Registration Statement, as amended—including the Proxy Statement and other documents filed with the SEC without charge - by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The Proxy Statement included in the Registration Statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding the Business Combination, including the timing and structure of the Business Combination; statements regarding the timing of the Special Meeting and the bonus pool being made available to DPCM Capital stockholders; the listing of D-Wave Quantum Inc.’s shares; the amount and use of the proceeds of the Business Combination; the combined company’s future growth and innovations; the increased adoption of quantum computing solutions and expansion of related market opportunities and use cases; the total addressable market for quantum computing; the collaboration with CaixaBank and Mastercard; the consummation of private placements conducted in connection with the Business Combination; the initial market capitalization of D-Wave Quantum Inc.; the amount of funds available in DPCM Capital’s trust account as a result of stockholder redemptions or otherwise; and the anticipated benefits of the Business Combination. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K filed with the SEC on March 15, 2022, and in the Proxy Statement filed by D-Wave Quantum Inc. in connection with the Business Combination, and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the Business Combination. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the Proxy Statement. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the Business Combination and other matters to be voted upon at the Special Meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement.